Filed by: Brookfield Infrastructure Corporation

(Commission File No. 001-39250)

and

Brookfield Infrastructure Partners L.P.

(Commission File No. 001-33632)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Inter Pipeline Ltd.

Brookfield Infrastructure Announces Intention to Launch a Superior, Revised Cash and Share Offer Directly to Inter Pipeline Ltd. Shareholders, Valued at $19.75 per share, Closing in Approximately 20 days

•

Aggregate cash and share-based consideration totaling C$19.75 per Inter Pipeline Ltd. (TSX: IPL) (“IPL” or the “Company”) share[1], representing a 4.4% premium to the Pembina Pipeline Corporation (“Pembina”) share-based offer valued at C$18.91 per share as of market close on June 1, 2021.

•	Cash component of the Offer represents 74% of the total consideration, compared to zero in the Pembina offer.
•	Brookfield Infrastructure has received all regulatory and anti-trust approvals and can close as early as 10 business days from the filing date of the variation to our Offer.
•	Preserves significant local Canadian jobs compared to IPL’s alternative cost synergy-driven transaction.

BROOKFIELD, NEWS, June 02, 2021 (GLOBE NEWSWIRE) – Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), together with its institutional partners (collectively, “Brookfield Infrastructure”, “we” or “our”), is pleased to announce its intention to file a variation to its offer to acquire IPL, by no later than June 4th 2021, at a price per IPL common share currently valued at C$19.75 (the “Offer”)1.

Brookfield Infrastructure is taking its Offer directly to IPL shareholders. As the largest shareholder, it is disappointed by the seeming lack of fiduciary responsibility shown by the decision of the IPL Board of Directors to support an inferior proposal by Pembina as announced by IPL on June 1, 2021. Brookfield Infrastructure’s Offer was made privately to the Company prior to the IPL Board of Directors decision to accept the Pembina offer. We believe that IPL shareholders will reach a different conclusion than IPL’s Board of Directors about which transaction is most compelling to shareholders.

Background to the Offer

IPL Management and the Special Committee provided Brookfield Infrastructure access to its data room on May 14th. Brookfield Infrastructure carried out confirmatory due diligence for approximately two weeks and received good cooperation from IPL Management. Between May 14th and May 31st, Brookfield Infrastructure held discussions with representatives of IPL and its Board Chair and submitted several proposals. During these discussions, Brookfield Infrastructure provided an education session with the Chair and its advisors around the structure of BIPC. Brookfield Infrastructure was advised that the session addressed their questions and that the Board was not discounting the BIPC Share consideration in its evaluation of our Offer.

In the afternoon of May 31st, Brookfield Infrastructure was informed that the IPL Board was inclined to accept a competing proposal and that Brookfield Infrastructure should urgently submit its best offer.

In describing the merits of our proposal, Brookfield Infrastructure reiterated its majority cash plus attractive share consideration and emphasized that we had received all required regulatory approvals and therefore could close within weeks with minimal transaction risk. Brookfield Infrastructure reminded IPL’s representatives that it was a financial investor and, unlike a strategic investor, would not be seeking to generate significant cost synergies by eliminating duplicative jobs. The IPL representatives were also asked whether they were taking into account the interests of other important stakeholders, particularly IPL employees, in its evaluation. Suffice it to say, the Board was aware of all these relevant facts.

[1]	Based on assumed 74% cash, 26% share proration.

On the evening of May 31st, Brookfield Infrastructure submitted its final offer valued at ~C$19.50 per share comprised of 74% cash and 26% BIPC shares. That evening we were informed that the “totality” of the competing offer was superior, and exclusivity had already been signed.

Upon reviewing the details of the Pembina offer and the arrangement agreement between IPL and Pembina (the “Arrangement Agreement”), we fail to understand why an inferior offer from the perspective of aggregate consideration, transaction certainty and timeline to completion was recommended by the IPL Board.

A summary of the competing proposals is below.

Brookfield Infrastructure’s Offer vs. IPL’s Alternative Transaction

	Brookfield Infrastructure’s Offer		Pembina’s Offer June 1, 2021

SHAREHOLDER CONSIDERATIONS

Aggregate consideration (as of close on June 1, 2021)	C$19.75[1]	✓	C$18.91	X

Cash consideration	74% cash	✓	0% cash	X

Speed to close	~20 days	✓	~180 days (Q4 2021) Implied opportunity cost for shareholders due to delayed closing assuming cost of capital[2]: 10% – $0.65 per share	X

[2]	Indicative estimate of time value of money from June 1, 2021 until expected closing, net of dividends received.

Certainty of close	No remaining approvals required	✓

Subject to the following approvals:

•  All competition and antitrust regulatory approvals

•  Majority Pembina shareholders

•  66 2/3% of IPL shareholders

•  Other conditions as disclosed in the Arrangement Agreement

X

OTHER STAKEHOLDERS

IPL Employees	Financial Investor No employee duplication	✓	Strategic Investor Substantial duplication of employees, $150-200 million of advertised synergies leading to significant local job losses	X

Anti-Trust Considerations	No overlapping operations	✓	Significant operational overlap which could impact customer anti-trust concerns	X

Break Fee

As part of the Arrangement Agreement between IPL and Pembina, the IPL Board of Directors agreed to a C$350 million break fee in favor of Pembina when we believe this break fee is inappropriate as our superior proposal was already on the table. After reviewing the Arrangement Agreement, it appears that IPL agreed to an unusually one-sided commercial arrangement in relation to the break fee to the detriment of all IPL shareholders. Moreover, the break fee is at the high end of those that are typically awarded, which is inappropriate in this context. We believe this is a very improper use of shareholders’ cash and a decision that requires significant scrutiny.

Detail of the Offer

Under the terms and subject to the conditions of our intended Offer, each IPL shareholder will have the ability to elect to receive, per IPL share, consideration of C$19.50 payable in cash and/or 0.225 of a Brookfield Infrastructure Corporation (NYSE: BIPC; TSX: BIPC) Class A exchangeable share (“BIPC Shares”), according to individual shareholder election, subject to proration with maximum cash consideration of approximately C$5.6 billion (representing 74% of the total consideration) and maximum BIPC Shares issued of 23.0 million aggregate shares (representing 26% of the total consideration), respectively. The share exchange ratio has been calculated based on the closing price of the BIPC Shares on May 28, 2021, the last trading day prior to Brookfield Infrastructure’s proposal presented privately to IPL’s Special Committee. The Offer also includes an option for eligible Canadian shareholders to access a tax deferred rollover in respect of any BIPC Shares received pursuant to the Offer.

The Offer provides for an enhanced and attractive value proposition for shareholders, including:

•	Aggregate consideration valued at C$19.75 share[1], representing a 47% and 51% premium to IPL’s closing and 30-day VWAP unaffected share price as of February 10, 2021, respectively.
•

The Offer is highly certain with the removal of certain previously included conditions, such as the two- thirds percentage shareholder acceptance level and the receipt of customary regulatory approvals.

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In the event of proration, for those eligible shareholders who elect to receive 100% of their consideration in BIPC Shares on a tax-deferred rollover basis, the aforementioned 23.0 million maximum BIPC Shares issuable under the Offer would be increased up to an incremental 8 million BIPC Shares (with such incremental shares priced at the fair market value as of the expiry date of the Offer, in lieu of cash). This incremental consideration has been incorporated to ensure every eligible shareholder who may elect to receive 100% of their consideration in BIPC Shares on a tax-deferred basis has an ability to maximize the amount of tax-deferred consideration they seek to receive.

Brookfield Infrastructure encourages IPL shareholders to read the full details of the Offer to be set forth in the Notice of Variation, which, together with the Offer to Purchase and Circular dated February 22, 2021 (the “Offer and Circular”) will contain the full terms and conditions of the Offer and other important information, as well as detailed instructions on how IPL shareholders can tender their IPL shares to the Offer. Copies of the Notice of Variation, once filed, and the Offer and Circular will be available without charge on request from the Information Agent and are available at www.ipl-offer.com or on SEDAR at www.sedar.com.

Advisors

Brookfield Infrastructure has engaged BMO Capital Markets and Barclays Capital Canada Inc. to act as joint financial advisors and McCarthy Tétrault LLP to act as its legal advisor in connection with the Offer. Laurel Hill Advisory Group has also been engaged to act as Brookfield Infrastructure’s strategic communications advisor and information agent.

Shareholder Questions

IPL shareholders who have questions or require assistance in depositing IPL shares to the Offer should contact the Information Agent and Depositary, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (North American Toll-Free Number) or 416-304-0211 (outside North America) or by email at assistance@laurelhill.com.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure. Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$600 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire IPL securities and to issue securities of Brookfield Infrastructure Corporation is made solely by, and subject to the terms and conditions set out in the formal offer to purchase and bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the revised terms and conditions of the Offer, including the implied value of the consideration under the Offer and the acceptance period of the Offer; potential further engagement between Brookfield Infrastructure and the Company, including possibly varying the terms or conditions of the Offer; information relating to HPC, including potential cost overruns and the impact on the project and the Company, EBITDA guidance and possible reconciliation thereof to ‘long-term’ guidance, contracting terms and possible operational risk, production guidance and contracting counterparties and IPL’s approach to segment reporting; and public market expectations around valuation, statements relating to the transaction between IPL and Pembina; our intentions regarding IPL, including its employees; statements relating to Pembina’s possible intentions in respect of IPL, including its employees.

Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The actual outcome of future events could differ from the forward-looking statements and information herein, which are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual events to differ materially from those contemplated or implied by the statements in this news release include the ability to obtain regulatory approvals (including approval of the TSX and the NYSE) and meet other closing conditions to any possible transaction, the ability to realize financial, operational and other benefits from the proposed transaction, general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in other documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States.

Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

In connection with the Offer, on February 22, 2021, Brookfield Infrastructure Partners L.P. (“BIP”) and Brookfield Infrastructure Corporation (“BIPC”) filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, as amended by Amendment No. 1 thereto filed on April 5, 2021 (the “Registration Statement”), which contains a prospectus relating to the Offer. SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS, AS EACH BECOMES AVAILABLE BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFEROR, IPL AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov and the materials will be posted on BIP’s website at www.brookfield.com/infrastructure. BIPC is a foreign private issuer and BIP is permitted to prepare the Offer and Circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The financial statements included in the Offer and Circular have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Common Shares and the acquisition of BIPC Shares by them as described in the Offer and Circular may have tax consequences both in the United States and in Canada. Shareholders should be aware that owning BIPC Shares may subject them to tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer and Circular and such Shareholders are encouraged to consult their tax advisors.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of the Offeror, BIP, BIPC and IPL is formed under the laws of a non-U.S. jurisdiction, that some or all of their respective officers and directors may reside outside of the United States, that some or all of the experts named herein may reside outside of the United States and that all or a substantial portion of the assets of the Offeror, BIP, BIPC, IPL and such persons may be located outside the United States. Shareholders in the United States may not be able to sue the Offeror, BIP, BIPC or IPL or their respective officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

THE SHARE CONSIDERATION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF ANY OFFERING DOCUMENTS INCLUDING THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), the Offeror or its affiliates and any advisor, broker or other person acting as the agent for, or on behalf of, or in concert with the Offeror or its affiliates, directly or indirectly, may bid for, make purchases of or make arrangements to purchase Common Shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase may be made during the period of the Offer and through the expiration of the Offer. Any such purchases will be made in compliance with applicable laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform Shareholders in the United States of such information.

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the U.S. Exchange Act. Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the SEC thereunder, except for any requirements thereunder applicable to exchange offers commenced before the effectiveness of the related registration statement. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E promulgated thereunder.